

May 22, 2015

Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard
Roslyn, NY 11576-1514

      Re: Sino-Global Shipping America, Ltd.
             Preliminary Proxy Statement on Schedule 14A
             Filed April 23, 2015
             File No. 001-34024

Dear Mr. Cao:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Dana Brown

                    John Dana Brown
                    Attorney Advisor

cc: Lawrence G. Nusbaum
        Gusrae Kaplan Nusbaum PLLC